Item 77D

Scudder Small Company Value Fund, a series of SCUDDER SECURITIES TRUST

Scudder Small Company Value Fund changed its name-related investment strategy. Prior to July 1, 2002, the fund's strategy stated that the fund seeks long-term growth of capital by investing at least 90% of total assets in undervalued common stocks of small U.S. companies. These are companies that are similar in size to those in the Russell 2000 Index (typically less than $2 billion in total market value).

The strategy was revised as follows: Under normal circumstances, the fund seeks long-term growth of capital by investing at least 90% of total assets, plus the amount of any borrowings for investment purposes, in undervalued common stocks of small U.S. companies. These are companies that are similar in size to those in the Russell 2000 Value Index.